SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
May 5, 2008
QIMONDA AG
Gustav-Heinemann-Ring 212
D-81739 Munich
Federal Republic of Germany
Tel: +49-89-60088-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

This Report on Form 6-K contains a press release of Qimonda AG dated May 5, 2008, announcing that Qimonda AG and CentroSolar Group AG have signed a contract to jointly build, equip and operate a solar cell manufacturing plant.

News Release • Presseinformation
Qimonda and Centrosolar Group to Jointly Manufacture Solar Cells
Munich, Germany, May 5, 2008 — Qimonda AG, a leading manufacturer of memory products, and Centrosolar Group AG, a leading German solar company, today signed a contract to jointly build, equip and operate a solar cell manufacturing plant. The joint venture will produce solar cells based on silicon and will be owned 49 percent by Centrosolar and 51 percent by Qimonda Solar GmbH, a 100 percent subsidiary of Qimonda AG. In the planned cooperation, Qimonda will contribute its existing know-how in silicon-based mass production as well as important access to silicon supply. Centrosolar will contribute its expertise with solar systems and the sales and distribution of solar modules. The venture company which will be located on Qimonda’s existing site in Vila do Conde, Portugal is planned to initially invest Euro 70 million by September 2009.
“By entering the solar industry, we are addressing an attractive market with stable and high growth rates. We will leverage our core competencies in silicon-based, high-quality mass production to generate a new revenue stream for Qimonda,” said Kin Wah Loh, President and Chief Executive Officer of Qimonda AG. “Together with our experienced solar partner Centrosolar we have developed a capital and resource efficient setup to start this promising new business.”
Dr. Alexander Kirsch, Chairman of the Management Board of Centrosolar Group AG said: “Within the last years, Centrosolar has moved into a new dimension in regard to the size of the corporation and single projects. Therefore, it has become necessary to
For the Business and Trade Press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Michael Kraft	+49 89 60088 1400	michael.kraft@qimonda.com
	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Glen Haley	+1 919 677 4554	glen.haley@qimonda.com
Asia	Isabel Chen	+886 2 8170 8177	isabel.chen@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7495	kenichi.sugiyama@qimonda.com
Investor Relations Worldwide	Steve Harrison	+1 919 677 6904	steve.harrison@qimonda.com
Investor Relations Europe & Asia	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

Page 2 of 4 May 5, 2008
establish an own manufacturing brand for solar cells. With Qimonda as a partner, we are able to guarantee a competitive quality manufacturing of solar cells, which in the future will be produced inhouse and destined for our expanding module production sites in Germany and the Netherlands.”
Subject to approval by the relevant authorities, the commencement of fab construction at Qimonda’s site in Vila do Conde, Portugal is scheduled for mid 2008. The facility is scheduled to be ready for equipment early in 2009 and to start production in the second half of 2009. The new facility is planned to have an initial capacity of up to 30 million solar cells per year (equivalent to about 100 MegaWatt peak) and employ approximately 150 employees. In addition, a silicon supply agreement with LDK Solar Co., Ltd., Xinyu City, China, has been concluded.
About Qimonda
Qimonda AG (NYSE: QI) is a leading global memory supplier with a broad diversified DRAM product portfolio. The company generated net sales of Euro 3.61 billion in financial year 2007 and had approximately 13,500 employees worldwide. Qimonda has access to five 300mm manufacturing sites on three continents and operates six major R&D facilities. The company provides DRAM products for a wide variety of applications, including in the computing, infrastructure, graphics, mobile and consumer areas, using its power saving technologies and designs. Further information is available at www.qimonda.com.
For the Business and Trade Press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Michael Kraft	+49 89 60088 1400	michael.kraft@qimonda.com
	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Glen Haley	+1 919 677 4554	glen.haley@qimonda.com
Asia	Isabel Chen	+886 2 8170 8177	isabel.chen@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7495	kenichi.sugiyama@qimonda.com
Investor Relations Worldwide	Steve Harrison	+1 919 677 6904	steve.harrison@qimonda.com
Investor Relations Europe & Asia	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

Page 3 of 4 May 5, 2008
About Centrosolar Group AG
Centrosolar Group AG (ISIN DE0005148506) is among Europe’s leading manufacturer of photovoltaic (PV) systems for roofs, with almost 500 employees and revenue of Euro 220 million in 2007 (2008e: Euro 310 million). Its product range comprises integrated PV systems, modules, mounting systems and solar glass. Centrosolar has PV module production plants in Wismar (Germany) (2008e: 85 MWp and 2009e: 165MWp) and Doesburg (the Netherlands) (2008e: 40 MWp) and a solar glass manufacturing plant in Fürth (Germany) (2008e: 5 million square metres). The company has sales offices in Germany, Spain, France, Italy, Greece, Switzerland, the Netherlands and the USA and generates over 30 percent of its revenue on international markets, tendency rising (2008e approx. 60 percent). www.centrosolar.com
Conference Call
Qimonda will host a conference call today for its analyst and investors at 9:00am EST, 6:00am PST, 2:00pm GMT, and 3:00pm CET to discuss the cooperation with Centrosolar. The dial-in phone numbers for the conference call are +1 718 354 1388 (US), +44 (0)20 7806 1955 (UK), +49 (0)89 9982 99911 (Germany), +81 (0)3 3570 8228 (Japan), pass code: 3550147.
An audio replay of the conference call will be available at phone number +1 718 354 1112 (US), +44 (0)20 7806 1970 (UK), +49 (0)69 22222 0418 (Germany), +81 (0)3 3570 8212 (Japan), pass code: 3550147#, beginning at 11:00am EST today and continuing until 5:59pm EST on May 8, 2008.
For the Business and Trade Press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Michael Kraft	+49 89 60088 1400	michael.kraft@qimonda.com
	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Glen Haley	+1 919 677 4554	glen.haley@qimonda.com
Asia	Isabel Chen	+886 2 8170 8177	isabel.chen@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7495	kenichi.sugiyama@qimonda.com
Investor Relations Worldwide	Steve Harrison	+1 919 677 6904	steve.harrison@qimonda.com
Investor Relations Europe & Asia	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

Page 4 of 4 May 5, 2008
Disclaimer
This press release contains forward-looking statements based on assumptions and forecasts made by Qimonda management and third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and speak only as of the date they are made. We undertake no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts and the outcome of antitrust investigations and litigation matters, as well as other factors. We caution you that these and a number of other known and unknown risks, uncertainties and other factors could cause actual future results, or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading “Risk Factors” in our most recent Annual Report on Form 20-F and our prospectus supplement filed with the SEC on February 11, 2008, each of which is available without charge on our website and at www.sec.gov.
For the Business and Trade Press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Michael Kraft	+49 89 60088 1400	michael.kraft@qimonda.com
	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Glen Haley	+1 919 677 4554	glen.haley@qimonda.com
Asia	Isabel Chen	+886 2 8170 8177	isabel.chen@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7495	kenichi.sugiyama@qimonda.com
Investor Relations Worldwide	Steve Harrison	+1 919 677 6904	steve.harrison@qimonda.com
Investor Relations Europe & Asia	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this press release to be signed on its behalf by the undersigned, thereunto duly authorized.

QIMONDA AG
Date: May 5, 2008	By:	/s/ Kin Wah Loh
Kin Wah Loh
Chief Executive Officer and Chairman of the Management Board

By:	/s/ Dr. Michael Majerus
Dr. Michael Majerus
Chief Financial Officer and Member of the Management Board